OPERATIONS RESUME AT BOKONI’S VERTICAL SHAFT

Johannesburg, 12 August 2013: Atlatsa Resources Corporation announces that the Department of Mineral Resources, South Africa has lifted the section 54 work stoppage order at Bokoni Mine’s Vertical Shaft and normal operations have resumed.

The MHS Section 54 work stoppage order issued by the DMR took place as a follow up to the incident announced on August 7, 2012.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Pam Wolstenholme	Annerie Britz
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 3725816

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